Exhibit (b)(2)

September 30, 2011

Sbar’s Acquisition Corporation

14 Sbar Boulevard

Moorestown, NJ 08057

Attention: Mr. Adolph Piperno

Up to $77,500,000 Senior Secured Credit Facility

Mr. Piperno:

Reference is made to that certain letter agreement (the “Commitment Letter”) dated as of September 1, 2011 by and between Wells Fargo Bank, National Association (“WF”) and Reno NewCo., Inc., a Pennsylvania corporation, now known as Sbar’s Acquisition Corporation, a Pennsylvania corporation (“Merger Sub” or “you”) in connection with a proposed Senior Credit Facility in an amount of up to $77,500,000. Capitalized terms used herein and not otherwise defined shall have the meanings given to such terms in the Commitment Letter.

Pursuant to the terms of the Commitment Letter, all commitments and undertakings of WF under the Commitment Letter will expire on November 29, 2011 (the “Termination Date”) unless definitive documentation for the Senior Credit Facility is executed and delivered and the Closing Date occurs on or prior to such date. You have requested, and WF hereby agrees, to extend the Termination Date through December 31, 2011.

Pursuant to the terms of the Term Sheet, the Borrower shall pay on the Closing Date a commitment fee to the Lender in an amount equal to $77,500. The parties hereto acknowledge and agree that such commitment fee was paid on September 27, 2011 and no portion of such commitment fee shall be due and payable on the Closing Date. You acknowledge and agree that such commitment fee has been fully earned and shall not be subject to refund or rebate under any circumstances or subject to reduction by way of setoff, defense or counterclaim.

Except to the extent specifically set forth above, all terms and conditions of the Commitment Letter and the Term Sheet remain in full force and effect without modification.

This letter may be executed in counterparts which, taken together, shall constitute an original. Delivery of an executed counterpart of this letter by facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart thereof.

This letter shall be governed by, and construed in accordance with, the laws of the State of New York. Each of you and WF hereby irrevocably waives any and all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this letter.

This letter, together with the Commitment Letter (including the Term Sheet), embodies the entire agreement and understanding among WF, you and your affiliates with respect to the Senior Credit Facility and supersedes all prior agreements and understandings relating to the specific matters hereof.

[THE BALANCE OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

Very truly yours,

WELLS FARGO BANK, NATIONAL ASSOCIATION

By:
Name:
Title:

ACCEPTED AND AGREED TO

AS OF THE DATE FIRST ABOVE WRITTEN:

SBAR’S ACQUISITION CORPORATION

By:
Name:
Title:

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